June 19, 2008

Mail Stop 4561

Mr. Richard E. Waugh
President and Chief Executive Officer
The Bank of Nova Scotia
44 King St. West, Scotia Plaza 8th Floor
Toronto, Ontario, Canada M5H 1H1

Re: The Bank of Nova Scotia
        Form 40-F (y/e October 31, 2007)
        Filed December 19, 2007
        File No. 001-31316

Dear Mr. Waugh:

        We have completed our review of your Form 40-F and related filings and have no
further comments at this time.

                                Sincerely,

                                Mark Webb
                                Legal Branch Chief